SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 27, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

ECOPETROL ANNOUNCES PROFIT DISTRIBUTION PROJECT TO BE SUBMITTED FOR APPROVAL IN THE GENERAL SHAREHOLDERS MEETING

The Board of Directors of Ecopetrol S.A., in its extraordinary meeting held today, February 27, 2009, approved the profit distribution project to be submitted for approval of the General Shareholders Meeting to be held on March 26th.

Out of the COL$11.63 trillion net profit, the project proposes a profit distribution, after deducting legal appropriations, of 76.55%, which is equivalent to COL$8.90 trillion.

Thus, Ecopetrol proposes to the Shareholders Assembly an ordinary dividend of COL $115 per share, and an extraordinary dividend of COL$105 per share, for a total of COL$220 per share. The extraordinary dividend recognizes a participation to the shareholders of the high prices of crude oil during 2008.

Both the ordinary and the extraordinary dividend will be paid in four equal quarterly payments, to be distributed on the 27th in the months of April, July, and October of 2009, and on the 15th of December 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 27, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer